

Intellisea, LLC

Financial Statements For The Year Ended December 31, 2020

Intellisea, LLC.
Balance Sheet
As of December 31, 2020

	Total	
ASSETS		
Current Assets		
Bank Accounts		
Checking (1693)		-847.97
Paypal Bank Account		1,886.75
Stripe Bank account		322.63
Total Bank Accounts	$	**1,361.41**
Accounts Receivable		
Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	**0.00**
Total Current Assets	$	**1,361.41**
TOTAL ASSETS	$	**1,361.41**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit card (0901)		-2,119.63
Total Credit Cards	-$	**2,119.63**
Total Current Liabilities	-$	**2,119.63**
Total Liabilities	-$	**2,119.63**
Equity		
Opening Balance Equity		1,678.72
Owner's Pay & Personal Expenses		39.53
Retained Earnings		155.61
Net Income		1,607.18
Total Equity	$	**3,481.04**
TOTAL LIABILITIES AND EQUITY	$	**1,361.41**

Intellisea, LLC.
Profit and Loss
January - December 2020

	Total
Income	
Discounts given	-448.18
Sales	165,916.15
Total Income	**$ 165,467.97**
Cost of Goods Sold	
Cost of Goods Sold	22,240.50
Total Cost of Goods Sold	**$ 22,240.50**
Gross Profit	**$ 143,227.47**
Expenses	
Advertising & Marketing	24,580.56
Bank Charges & Fees	1,309.31
Contractors	96,168.00
Job Supplies	6.99
Legal & Professional Services	3,480.00
Meals & Entertainment	725.68
Office Supplies & Software	9,330.26
Other Business Expenses	1,058.34
PayPal Fees	1,137.00
Stripe fees	3,566.43
Travel	257.72
Total Expenses	**$ 141,620.29**
Net Income	**$ 1,607.18**

Intellisea, LLC.
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	1,607.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Credit card (0901)	-2,119.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 2,119.63**
Net cash provided by operating activities	**-$ 512.45**
FINANCING ACTIVITIES	
Opening Balance Equity	1,678.72
Owner's Pay & Personal Expenses	39.53
Retained Earnings	155.61
Net cash provided by financing activities	**$ 1,873.86**
Net cash increase for period	**$ 1,361.41**
Cash at end of period	**$ 1,361.41**

Intellisea, LLC.
Statement of Changes in Member's Equity
For Years Ended December 31, 2018, 2019, 2020

	Member Distributions		Retained Earnings		Total Shareholders Equity
Balance at December 31, 2017			$	1,713	$ 1,713
Net Income			$	(6,540)	$ (6,540)
Balance at December 31, 2018			$	(4,827)	$ (4,827)
Member Distributions	$	(1,086)			$ (1,086)
Net Income			$	2,426	$ 2,426
Balance at December 31, 2019	$	(1,086)	$	(2,401)	$ (3,487)
Member Distributions	$	1,873			$ 1,873
Net Income			$	1,607	$ 1,607
Balance at December 31, 2020	$	1,873	$	(794)	$ (7)

INTELLISEA, LLC
NOTES TO FINANCIAL STATEMENTS
Fiscal Year 2020

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Intellisea, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company provides website development, advertising, and search engine management services.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

<u>Significant Risks and Uncertainties</u>

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Revenue</u>

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to

be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Approximately 90% of its revenues are derived from a monthly subscription service that is paid monthly and is renewed each month on the date of purchase. The Company recognizes revenue upon completion upon certain milestones related to the subscription.

Approximately 10% of revenue is generated by website construction services which are a onetime servicewith an upfront retainer. No website construction services were in-process as of December 31, 2019 and 2018, thus no deferred revenue for any website build projects was recorded.

Advertising

The Company records advertising expenses in the year incurred. The Company incurred $24,850 in advertising cost in 2020.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

NOTE C - LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.